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EXHIBIT 99.1

THE THOMSON CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries. This management's discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties, including those identified in the "Risk Factors" section of our annual information form for the year ended December 31, 2004, which is also contained in our annual report on Form 40-F for the year ended December 31, 2004. This management's discussion and analysis is dated as of October 24, 2005.

OVERVIEW

Our Business

We are one of the world's leading information services providers to business and professional customers. We generate revenues by supplying our customers with business-critical information, which we make more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers' workflows, we increasingly deliver information and services electronically, integrate our solutions with our customers' own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

As a global company that provides services in approximately 130 countries, we are affected by the market dynamics, governmental regulations and business conditions for each market and country in which we operate. Our business continues to evolve in strategically important areas such as online information, software and service offerings in conjunction with changes in our customers' workflows, as well as their increasing desire for information and their increasing technological sophistication.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

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  Thomson Legal & Regulatory

  •
  Thomson Learning

  •
  Thomson Financial

  •
  Thomson Scientific & Healthcare

We also report financial results for a corporate and other reporting category, as well as discontinued operations. The corporate and other category principally includes corporate expenses and costs associated with our stock-related compensation.

Effective January 1, 2005, we reorganized certain businesses within our market groups. Within Thomson Learning, the international operations within the Academic Publishing and Reference group were transferred to the Lifelong Learning group. In addition, Thomson Learning's operations which produce textbook and print and electronic materials for information technology instruction (Thomson Course Technology) and textbook and learning materials for the technology, trade healthcare, professional and career education markets (Thomson Delmar Learning) were transferred from the Lifelong Learning group to the Academic Publishing and Reference group. Additionally, as noted in our annual information form, Thomson Legal & Regulatory transferred its Dialog DataStar operations, which provides scientific and intellectual property information, to Thomson Scientific & Healthcare. Thomson Legal & Regulatory retained its Dialog Newsedge operations, which provides business news and information. Results for current and prior periods reflect these organizational changes.

2005 Financial Outlook

We continue to expect full-year 2005 revenue growth to be in line with our long-term target of 7% to 9% (excluding the effects of currency translation). Full-year 2005 revenue growth will continue to be driven by existing businesses supplemented by tactical acquisitions.

Operating profit margins are expected to expand slightly in 2005, reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

We also expect to continue to generate strong free cash flow in 2005.

Seasonality

We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses, though the seasonality of our overall results between the first and second halves has been reducing over the past several years. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our company from a longer-term perspective.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we currently use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

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  Adjusted operating profit.  Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues.

  •
  Free cash flow.  We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings and adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders. In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period's pre-tax income. Because the seasonality of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid.

  •
  Net debt.  We measure our indebtedness including associated hedging instruments (swaps) on our debt less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

We no longer report adjusted EBITDA, but we do report depreciation for each of our market groups. See the section below entitled "Additional Information" for these depreciation amounts.

RESULTS OF OPERATIONS

The following discussion compares our results for the three-month and nine-month periods ended September 30, 2005 and 2004 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled "Discontinued Operations" for a discussion of these operations. Segmented results now include the results of all operations in a segment. Previously, segmented results were presented on the basis of ongoing businesses, which excluded disposals. Disposals are businesses sold or held for sale, which did not qualify as discontinued operations. Results for 2004 were reclassified to present disposals within the appropriate market group. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

Consolidated Results

The following table summarizes our consolidated results for the periods indicated.

	Three months ended September 30,				Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	2005	2004	Change		2005	2004	Change

Revenues	2,391	2,223	8%		6,299	5,771	9%
Operating profit	522	492	6%		912	846	8%
Operating profit margin	21.8%	22.1%			14.5%	14.7%
Net earnings	309	344	(10%	)	684	573	19%
Earnings per share attributable to common shares	$0.47	$0.52	(10%	)	$1.04	$0.87	20%

Revenues.    For both the three-month and nine-month periods ended September 30, 2005, the increases in revenues were primarily attributable to growth in existing businesses and contributions from acquired businesses. The effect of foreign currency translation also contributed slightly to the increases in revenues. Excluding the impact of foreign currency translation, revenues grew 7% and 8%, respectively, in the three-month and nine-month periods ended September 30, 2005. For both 2005 periods, growth from existing businesses was exhibited in all four market groups. For the three-month period in 2005, contributions from acquired businesses primarily related to Information Holdings Inc. (IHI) in our scientific and healthcare group and Capstar and KnowledgeNet in our learning group. The effects of Hurricane Katrina on our Gulf Coast customers had a minor impact, primarily in our legal and regulatory group.

Operating profit.    For both the three-month and nine-month periods ended September 30, 2005, the increases in operating profit reflected higher revenues due to contributions from existing and acquired businesses. Margins declined in both 2005 periods primarily due to higher expense associated with stock appreciation rights, pension and other defined benefit plans, and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department. For the nine-month period in 2005, the operating margin decline was also attributable to the inclusion in the 2004 results of insurance recoveries related to September 11, 2001 of $19 million.

Depreciation and amortization.    For the three-month period ended September 30, 2005, depreciation decreased slightly compared to the prior year due to the timing of capital expenditures. For the nine-month period in 2005, depreciation increased 2% reflecting current year acquisitions and capital expenditures. Amortization decreased slightly for the three-month period in 2005 compared to the prior year as a result of adjustments associated with the completion of intangible asset valuations for recent acquisitions. For the nine-month period in 2005, this expense increased due to the amortization of newly acquired identifiable intangible assets.

Net other income/expense.    For both the three-month and nine-month periods ended September 30, 2005, net other expense primarily reflected a loss associated with the early redemption of certain debt (discussed in the section below entitled "Financial Position"). For the nine-month period ended September 30, 2004, net other income primarily related to the recognition of the second installment of $22 million of the previously announced Skillsoft settlement and a gain on the sale of an investment.

Net interest expense and other financing costs.    For both the three-month and nine-month periods ended September 30, 2005, our net interest expense and other financing costs decreased 6% and 4%, respectively, compared to the prior year. These decreases are a result of lower interest rates on outstanding debt in 2005 compared with the prior year, which were achieved through our debt refinancings in the fourth quarter of 2004 and third quarter of 2005.

Income taxes.    Income taxes for the three-month period ended September 30, 2005 increased primarily due to the release in the prior year of $35 million of tax valuation allowances associated with new tax legislation in the United Kingdom. For the nine-month period in 2005, income taxes declined compared with the prior year as a result of the release of $137 million of contingent income tax liabilities based upon the outcome of certain tax audits of prior year periods. Income taxes for both periods in the current and prior year reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our effective tax rate for interim periods is not indicative of our estimated effective tax rate for the full year.

Earnings attributable to common shares and earnings per common share.    Earnings attributable to common shares for the three-month period ended September 30, 2005 decreased as higher operating profit was offset by a loss on the early redemption of debt and higher income taxes reflecting the prior year adjustment of valuation allowances. For the nine-month period in 2005, earnings increased due to higher operating profit as well as the release of contingent income tax liabilities.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both periods.

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per common share amounts)	2005	2004	2005	2004

Earnings attributable to common shares	308	344	681	571
Adjustments for one-time items:
Net other expense (income)	19	1	18	(28)
Tax on above item	1	—	1	11
Release of tax credits	—	(35)	(137)	(35)
Interim period effective tax rate normalization	15	14	(9)	(14)
Discontinued operations	(7)	(16)	(11)	(24)

Adjusted earnings from continuing operations attributable to common shares	336	308	543	481

Adjusted earnings per common share from continuing operations	$0.51	$0.47	$0.83	$0.73

On a comparable basis, our adjusted earnings from continuing operations in both the three-month and nine-month periods in 2005 increased, largely as a result of higher operating profit stemming from higher revenues. These results also reflected higher expense associated with stock appreciation rights, pension and other benefit plans, and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department in 2005. Results for the nine-month period ended September 30, 2004 reflected insurance recoveries related to September 11, 2001 of $19 million.

Operating Results by Business Segment

See the "Reconciliations" section for a reconciliation of the non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Thomson Legal & Regulatory

	Three months ended September 30,			Nine months ended September 30,

(millions of U.S. dollars)	2005	2004	Change	2005	2004	Change

Revenues	864	811	7%	2,517	2,358	7%
Adjusted operating profit	248	225	10%	674	618	9%
Adjusted operating profit margin	28.7%	27.7%		26.8%	26.2%

For both the three-month and nine-month periods ended September 30, 2005, revenues for Thomson Legal & Regulatory increased 7%. Excluding the impact of foreign currency translation, revenues increased 6% in both periods. These increases were primarily driven by higher revenues from existing businesses, but also reflected contributions from newly acquired businesses. Within our existing businesses, growth reflected the strong performance of online services, consisting primarily of Westlaw, Checkpoint and our international online services. Revenues for the three-month period in 2005 also benefited from higher revenues from print products due to the timing of shipments. We expect print and CD product revenues for the full 2005 year will approximate those of the prior year.

For the three-month and nine-month periods ended September 30, 2005, North American Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic. This growth was driven by new sales and higher subscription retention. Within our North American tax and accounting group, our Checkpoint online service revenue increased due to higher subscription levels. FindLaw revenue increased as a result of new sales performance, as well as the impact of recent acquisitions. Outside of North America, Westlaw revenues increased, particularly in Europe.

For both periods, the growth in adjusted operating profit and related margins resulted from the revenue growth described above.

Thomson Learning

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2005	2004	Change	2005	2004	Change

Revenues	810	752	8%	1,665	1,531	9%
Adjusted operating profit	249	237	5%	211	194	9%
Adjusted operating profit margin	30.7%	31.5%		12.7%	12.7%

In the three-month and nine-month periods ended September 30, 2005, revenues for Thomson Learning increased 8% and 9%, respectively. Excluding the impact of foreign currency translation, the increases were 7% and 8%, respectively. For the three-month period in 2005, revenue growth was attributable to both existing and acquired businesses. For the nine-month period in 2005, revenues increased as a result of the impact of acquired businesses, primarily Capstar and KnowledgeNet, and to a lesser extent, growth from existing businesses. In both periods, revenues from existing businesses increased primarily due to higher sales in our higher education and international operations.

In the Academic group, higher sales of custom products and new textbook editions resulted in increased revenues within our domestic higher education businesses. Additionally, higher electronic product sales resulted in a slight increase in library reference revenues in the third quarter. For the nine-month period in 2005, higher print and electronic product sales, due to modest improvements in state funding, resulted in increased revenues in our library reference business.

Revenues for our Lifelong Learning group increased primarily due to the impact of acquired businesses, as well as growth in our English language training business and in the professional testing market. These increases were partially offset by the loss of revenues from a significant government testing contract in the United Kingdom that ended in September 2004 and lower revenues from the IT testing market.

For both 2005 periods, the improvement in adjusted operating profit largely reflected the increased revenues described above. Profit margins were impacted by the timing of certain expenses compared to the prior year and the loss of the government testing contract in the United Kingdom discussed above.

Thomson Financial

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2005	2004	Change	2005	2004	Change

Revenues	475	455	4%	1,403	1,262	11%
Adjusted operating profit	85	80	6%	225	203	11%
Adjusted operating profit margin	17.9%	17.6%		16.0%	16.1%

In the three-month and nine-month periods ended September 30, 2005, revenues for Thomson Financial increased 4% and 11%, respectively. The impact of foreign currency translation on revenues was insignificant in both periods. For the three-month period in 2005, the increase in revenues was due to growth from existing businesses. For the nine-month period in 2005, revenues increased as a result of contributions from acquired businesses and growth from existing businesses. Contributions from acquired businesses primarily related to TradeWeb and CCBN, which were both acquired in the first half of 2004. For both 2005 periods, revenues from existing businesses increased as a result of higher usage and transaction revenues. Thomson ONE workstations increased 43% for the rolling twelve-month period, and 34% since the beginning of 2005, due to user migration from legacy products and new client sales. Increases in revenues from existing businesses were experienced in all geographic regions, including Europe. The three-month period of 2004 benefited from the receipt of certain one-time fees which impacted year on year growth rates.

Adjusted operating profit increased due to the increase in revenues and, for the three-month period in 2005, lower depreciation expense. Included in adjusted operating profit for the nine-month period ended September 30, 2004 were insurance recoveries related to September 11, 2001 of $19 million. Excluding the insurance recoveries, the adjusted operating profit margin increased for both 2005 periods primarily as a result of lower depreciation, as a percentage of revenues, due to lower capital spending.

Thomson Scientific & Healthcare

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2005	2004	Change	2005	2004	Change

Revenues	248	212	17%	730	638	14%
Adjusted operating profit	48	41	17%	130	101	29%
Adjusted operating profit margin	19.4%	19.3%		17.8%	15.8%

In both the three-month and nine-month periods ended September 30, 2005, revenues for Thomson Scientific & Healthcare increased 17% and 14%, respectively. The impact of foreign currency translation on revenues was insignificant in both 2005 periods. The increases in revenues were attributable to acquired businesses, primarily IHI which was acquired in November 2004, and, to a lesser extent, growth from existing businesses. Our existing businesses benefited from higher customer spending for healthcare decision support products, as well as higher subscription revenues for ISI Web of Science and the Micromedex electronic product portfolio. Revenues from existing businesses were tempered by the unfavorable effect of changes in foreign currency exchange rates on transactions involving U.S. dollar revenues within the group's European businesses. Medical education revenues increased in the third quarter, but remain below that of the prior year for the nine-month period due to reduced spending by pharmaceutical companies on medical education programs.

In both 2005 periods, the increases in adjusted operating profit and the corresponding margin compared to the prior year reflected higher revenues and benefits from integration efforts.

Corporate and Other

Corporate and other expenses were $39 million for the three-month period ended September 30, 2005, compared with $21 million in the prior year. For the nine-month period, Corporate and other expenses were $95 million in 2005 compared to $60 million in 2004. The increases were primarily due to higher expenses associated with our stock appreciation rights, pension and other defined benefit plans, and severance and other charges associated with the outsourcing and reorganization of certain functions within our human resources department.

Discontinued Operations

The following three businesses, which were sold in 2004, were classified as discontinued operations. None of these businesses was considered fundamental to the integrated information offerings of Thomson.

In November 2004, we sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million.

In the second quarter of 2004, we sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on the status of negotiations at March 31, 2004, we recorded a pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. We recorded a post-tax gain of $3 million in the second quarter of 2004 related to the completion of the sale.

In February 2004, we sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. We recorded a post-tax loss of $4 million in the first quarter of 2004 on this sale.

In 2005, discontinued operations consisted of adjustments to tax liabilities previously established for Thomson Newspapers, which we sold in 2000 and 2001. The liabilities were released in conjunction with the expiration of certain tax audit periods.

For more information on these discontinued operations, see Note 7 to our consolidated interim financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At September 30, 2005, our total assets were $19,255 million, which represented a 2% decrease from the total of $19,643 million at December 31, 2004. This decrease was primarily due to the impact of foreign currency translation and the effects of depreciation and amortization.

Our total assets by market group as of September 30, 2005 and December 31, 2004 were as follows:

	As at September 30, 2005		As at December 31, 2004

(millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets

Thomson Legal & Regulatory	7,264	38%	7,316	37%
Thomson Learning	5,468	28%	5,549	28%
Thomson Financial	3,377	17%	3,518	18%
Thomson Scientific & Healthcare	1,681	9%	1,794	9%
Corporate and other	1,465	8%	1,466	8%

Total assets	19,255	100%	19,643	100%

The following table presents comparative information related to net debt, which we define as total debt, after accounting for currency swap arrangements, less cash and cash equivalents; shareholders' equity; and the ratio of net debt to shareholders' equity:

	As at
(millions of U.S. dollars)	September 30, 2005	December 31, 2004

Short-term indebtedness	302	7
Current portion of long-term debt	147	295
Long-term debt	3,979	4,013

Total debt	4,428	4,315
Swaps	(168)	(192)

Total debt after swaps	4,260	4,123
Less: cash and cash equivalents	(451)	(405)

Net debt	3,809	3,718

Shareholders' equity	9,988	9,962

Net debt/equity ratio	0.38:1	0.37:1

In the third quarter of 2005, we completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. We recorded a loss of US$23 million as a result of these redemptions, primarily related to early redemption premiums and non-cash write-offs of deferred costs. We primarily financed these redemptions with the net proceeds of an offering of US$400 million of 5.50% debentures due 2035 that we completed in August 2005. Completing these transactions allowed us to lock in historically low interest rates for a 30 year period.

In addition to the early redemptions discussed above, in September 2005, we also repaid US$75 million of privately placed notes. In March 2005, we repaid $125 million of floating rate notes.

In July 2004, we repaid Cdn$250 million of 9.15% notes for US$182 million. Additionally, in July 2004, we repaid US$150 million of privately placed notes.

In May 2004, we completed an offering of US$250 million of 4.75% global notes due 2010. In June 2004, we completed an offering of Cdn$250 million of 4.50% notes due 2009 and entered into two currency swaps to convert these notes to an obligation of US$184 million at a floating rate of interest. We used the net proceeds of US$432 million from these offerings to repay other existing indebtedness and for other general corporate purposes.

The following table shows the changes in our shareholders' equity for the nine months ended September 30, 2005:

(millions of U.S. dollars)

Balance at December 31, 2004	9,962
Earnings attributable to common shares for the nine months ended September 30, 2005	681
Additions to contributed surplus related to stock compensation plans	17
Common share issuances	20
Repurchases of common shares — normal course issuer bid	(129)
Common share dividend payments	(378)
Change in cumulative translation adjustment	(185)

Balance at September 30, 2005	9,988

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities.

	Moody's	Standard & Poor's	Dominion Bond Rating Service

Long-term debt	A3	A-	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Stable	Stable

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

At September 30, 2005, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs when incurred.

Normal Course Issuer Bid

In May 2005, we initiated a normal course issuer bid to repurchase up to 15 million of our common shares. The bid will terminate on the earlier of May 4, 2006 or the date that we complete our purchases. Through September 30, 2005, we repurchased 3.6 million common shares for approximately $129 million, representing an average cost per share of $35.72. Shares repurchased under the bid are cancelled.

From time to time, when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods and insider trading rules. Any such plans entered into with our broker will be adopted in accordance with the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934 and applicable Canadian securities laws.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the subsection entitled "Normal Course Issuer Bid," we also used our cash to repurchase outstanding common shares in open market transactions.

Operating activities.    Cash provided by our operating activities in the three-month period ended September 30, 2005 was $540 million compared to $531 million for the comparable prior year period. Cash provided by our operating activities in the nine-month period ended September 30, 2005 was $1,200 million compared to $1,165 million for the comparable prior year period. In both periods, the improvement was primarily the result of higher operating profits. Both periods in the prior year benefited from the $22 million Skillsoft settlement.

Investing activities.    Cash used in our investing activities in the three-month period ended September 30, 2005 was $298 million compared to $326 million for the comparable prior year period. Cash used in our investing activities in the nine-month period ended September 30, 2005 was $771 million compared to $1,139 million for the comparable prior year period. In both periods, the reduction in the use of cash was the result of a decrease in capital expenditures and spending on acquisitions. Results for the nine-month period include tax payments in 2005 of $105 million associated with our sale of Thomson Media. Additionally, results for the nine-month period ended September 30, 2004 reflect proceeds from our sale of DBM.

In the three-month period ended September 30, 2005, capital expenditures declined to 5.8% of revenues compared to 7.2% in the prior year period. In the nine-month period ended September 30, 2005, capital expenditures declined to 6.3% of revenues compared to 7.5% in the prior year period. In both periods, the reduction was due to management initiatives to improve the efficiency of our capital spending and the timing of the expenditures.

Financing activities.    Cash used in our financing activities was $107 million in the three-month period ended September 30, 2005 compared to $440 million in the prior year period. This reduction in cash outflow was primarily the result of debt repayments in 2004. In the nine-month period ended September 30, 2005, cash used in financing activities was $376 million compared to $335 million in the prior year period. The increased outflow of cash for this period reflected our repurchase of common shares (see "Normal Course Issuer Bid" above) and higher dividend payments in 2005.

The following table sets forth our common share dividend activity.

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2005	2004	2005	2004

Dividends declared	131	124	387	370
Dividends reinvested	(3)	(2)	(9)	(8)

Dividends paid	128	122	378	362

Free cash flow.    The following table sets forth a calculation of our free cash flow for the three-month and nine-month periods ended September 30, 2005 and 2004:

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2005	2004	2005	2004

Net cash provided by operating activities	540	531	1,200	1,165
Additions to property and equipment	(138)	(159)	(397)	(430)
Other investing activities	(11)	(12)	(25)	(40)
Dividends paid on preference shares	(1)	—	(3)	(2)
Additions to property and equipment of discontinued operations	—	—	—	(2)

Free cash flow	390	360	775	691

In the three-month and nine-month periods ended September 30, 2005, our free cash flow increased as a result of higher operating profit and lower capital expenditures.

Credit facilities and commercial paper program.    As of September 30, 2005, we maintained revolving unsecured credit facilities of $1.6 billion and a commercial paper program authorized to issue up to Cdn$1 billion. Borrowings under our commercial paper program reduce the amount available to us under our credit facilities. At September 30, 2005, our credit lines and related activity were as follows:

(millions of U.S. dollars)
Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available

1,600	(67)	(276)	1,257

In March 2005, we extended the multi-year facility maturities to March 2010, increased the aggregate amount of these facilities to $1.6 billion and terminated our 364-day facilities. Our facilities are structured such that, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

For the foreseeable future, we believe that cash from our operations and available credit facilities are sufficient to fund our future cash dividends, debt service, projected capital expenditures, acquisitions that we pursue in the normal course of business and share repurchases.

Contingencies

As of September 30, 2005, certain lawsuits and other claims arising in the normal course of business were pending against us. While the outcome of these matters is subject to future resolution, including the uncertainties of litigation, our management's evaluation and analysis of such matters indicates that, individually and in the aggregate, the probable ultimate resolution of such matters will not have a material adverse effect on our financial condition, taken as a whole.

RELATED PARTY TRANSACTIONS

As at October 24, 2005, Kenneth R. Thomson, through Woodbridge and its affiliates, controlled approximately 69% of our common shares. Mr. Thomson is a member of our board of directors.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2004, the total amounts charged to Woodbridge for these rentals and services were approximately $3 million. Additionally, in 2004 we paid one of our directors, Mr. J.A. Tory, $80,000 for advisory services in connection with our long-term tax and capital strategies.

The employees of Jane's Information Group, a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane's as of the date of sale as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million over five years. Mr. Denning, one of our directors and chairman of our Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In June 2005, we amended our agreement with Woodbridge under which Woodbridge indemnifies a third party insurer for certain liabilities under our directors' and officers' insurance policy. The new arrangements provide that Woodbridge indemnifies current and former directors and officers of our company for up to $100 million of liabilities. A third party administrator will manage any claims under the indemnity. We will pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance.

SUBSEQUENT EVENTS

In October 2005, our eligible U.S. employees began participating in our new employee stock purchase plan, or ESPP. The ESPP was approved earlier this year by our shareholders and Board of Directors. Under the ESPP, on the last business day of each quarter, employees may purchase our common shares at a 15% discount to the New York Stock Exchange closing price using accumulated payroll deductions.

CRITICAL ACCOUNTING POLICIES

Please refer to the "Critical Accounting Policies" section of the "Management's Discussion and Analysis" in our most recent annual information form, which is also contained in our annual report on Form 40-F for the year ended December 31, 2004, for information on accounting policies that we consider critical in preparing our consolidated financial statements. Since the date of our annual information form and Form 40-F, there have not been any significant changes to these policies, nor have there been any new accounting policies that we would consider critical. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

NEW ACCOUNTING STANDARDS

Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    Effective January 1, 2005, we adopted AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption of this Guideline had no effect on our consolidated financial statements.

EIC Abstract 154, "Accounting for Pre-existing Relationships between the Parties of a Business Combination." In May 2005, the Emerging Issues Committee (EIC) issued Abstract 154. The Abstract harmonizes Canadian GAAP on the issue with standards previously issued in the United States. The key issue in the Abstract is whether a business combination between two parties that have a pre-existing relationship should also reflect a settlement of the pre-existing relationship. If a settlement has occurred, the acquirer must account for the settlement separately from the business combination. Additionally, the acquirer must establish a separate identifiable intangible asset apart from goodwill for reacquired rights that the acquirer had previously granted to the acquired entity. The consensus in the Abstract is effective for business combinations completed after May 31, 2005. It did not have a material impact on our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA), have recently issued the following accounting standards that are applicable to our activities in future periods.

Financial Instruments and Comprehensive Income

In January 2005, the CICA approved the issuance of Handbook Section 1530, Comprehensive Income; Handbook Section 3855, Financial Instruments — Recognition and Measurement; and Handbook Section 3865, Hedges. The new Handbook Sections are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for us is January 1, 2007.

These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Under these new standards, all financial instruments are to be included on a company's balance sheet (including derivatives) and are to be initially measured either at fair market value or, in limited circumstances, at cost or amortized cost. Additionally, companies will be required to disclose comprehensive income, which includes, in addition to net income, other comprehensive income primarily consisting of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders' equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities.

For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board. While we are in the process of assessing the impact of these standards, we do not expect that their adoption will have a material impact on our consolidated statement of earnings and retained earnings.

Non-monetary Transactions

In June 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, which introduces new requirements for non-monetary transactions entered into after January 1, 2006. We do not expect that the adoption of this Handbook Section will have a material impact on our consolidated statement of earnings and retained earnings.

Consideration Given to a Customer

In September 2005, the EIC issued EIC Abstract 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products). This Abstract, which essentially harmonizes Canadian GAAP with U.S. GAAP, requires that most consideration given by a vendor to a customer be treated as a reduction of revenue. The provisions of the Abstract are applicable for financial statements for fiscal years beginning after January 1, 2006. We had previously adopted the provisions of the analogous U.S. accounting standard and, therefore, adoption of the new Abstract is not expected to have an impact on our financial statements.

ADDITIONAL INFORMATION

Depreciation by Segment

The following table details depreciation expense by segment for the three and nine months ended September 30, 2005 and 2004.

	Three Months Ended September 30,		Nine Months Ended September 30,

	2005	2004	2005	2004

Legal & Regulatory	50	48	149	141
Learning	64	65	142	143
Financial	42	48	133	134
Scientific & Healthcare	10	8	30	25
Corporate and Other	4	4	8	11

Total	170	173	462	454

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

There was no change in our company's internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of October 24, 2005, we had outstanding 651,688,995 common shares and 6,000,000 Series II preference shares.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Forward-Looking Statements

Certain information in this management's discussion and analysis, particularly under the heading "2005 Financial Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our technology investments to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expanding outside North America; increased use of free or relatively inexpensive information sources; failure to obtain certain information through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is also contained in our annual report on Form 40-F. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QUARTERLY INFORMATION

The following table provides summary financial information for our eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2005	2004	2005	2004	2005	2004	2004	2003

Revenues	1,850	1,682	2,058	1,866	2,391	2,223	2,327	2,131
Operating profit	113	97	277	257	522	492	495	481
Earnings from continuing operations	69	41	302	180	302	328	314	398
Discontinued operations, net of tax	4	(4)	—	12	7	16	124	(2)

Net earnings	73	37	302	192	309	344	438	396
Dividends declared on preference shares	(1)	(1)	(1)	(1)	(1)	—	(1)	(1)

Earnings attributable to common shares	72	36	301	191	308	344	437	395

Basic and fully diluted earnings (loss) per common share
From continuing operations	$0.10	$0.06	$0.46	$0.27	$0.46	$0.50	$0.48	$0.61
From discontinued operations	0.01	(0.01)	—	0.02	0.01	0.02	0.19	(0.01)

	$0.11	$0.05	$0.46	$0.29	$0.47	$0.52	$0.67	$0.60

RECONCILIATIONS

RECONCILIATION OF ADJUSTED OPERATING PROFIT TO OPERATING PROFIT

(millions of U.S. dollars)

For the Three Months Ended September 30, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total

Adjusted operating profit	248	249	85	48	(39)	591
Less: Amortization	(26)	(16)	(23)	(4)	—	(69)

Operating profit	222	233	62	44	(39)	522

For the Three Months Ended September 30, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total

Adjusted operating profit	225	237	80	41	(21)	562
Less: Amortization	(22)	(17)	(23)	(8)	—	(70)

Operating profit	203	220	57	33	(21)	492

For the Nine Months Ended September 30, 2005

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total

Adjusted operating profit	674	211	225	130	(95)	1,145
Less: Amortization	(80)	(49)	(68)	(36)	—	(233)

Operating profit	594	162	157	94	(95)	912

For the Nine Months Ended September 30, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total

Adjusted operating profit	618	194	203	101	(60)	1,056
Less: Amortization	(73)	(52)	(59)	(26)	—	(210)

Operating profit	545	142	144	75	(60)	846

RECONCILIATION OF ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN
(as a percentage of revenue)

For the Three Months Ended September 30, 2005

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total

Adjusted operating profit	28.7%		30.7%		17.9%		19.4%		24.7%
Less: Amortization	(3.0%	)	(1.9%	)	(4.8%	)	(1.7%	)	(2.9%	)

Operating profit	25.7%		28.8%		13.1%		17.7%		21.8%

For the Three Months Ended September 30, 2004

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total

Adjusted operating profit	27.7%		31.5%		17.6%		19.3%		25.3%
Less: Amortization	(2.7%	)	(2.2%	)	(5.1%	)	(3.7%	)	(3.2%	)

Operating profit	25.0%		29.3%		12.5%		15.6%		22.1%

For the Nine Months Ended September 30, 2005

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total

Adjusted operating profit	26.8%		12.7%		16.0%		17.8%		18.2%
Less: Amortization	(3.2%	)	(3.0%	)	(4.8%	)	(4.9%	)	(3.7%	)

Operating profit	23.6%		9.7%		11.2%		12.9%		14.5%

For the Nine Months Ended September 30, 2004

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Total

Adjusted operating profit	26.2%		12.7%		16.1%		15.8%		18.3%
Less: Amortization	(3.1%	)	(3.4%	)	(4.7%	)	(4.0%	)	(3.6%	)

Operating profit	23.1%		9.3%		11.4%		11.8%		14.7%

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THE THOMSON CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS